

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2020

Christopher Sorrells
Chief Executive Officer
SPRING VALLEY ACQUISITION CORP.
2100 McKinney Ave., Suite 1675
Dallas, TX 75201

>   **Re: SPRING VALLEY ACQUISITION CORP.**
>   **Amendment No. 4 to Form S-1**
>   **Filed November 19, 2020**
>   **File No. 333-249067**

Dear Mr. Sorrells:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. We note the sponsor's option to extend by six months the time during which the company will look for an initial business combination. Please provide clear disclosure throughout, including risk factor disclosure, that shareholders will not be given the opportunity to vote on the extension and will not have redemption rights in connection with the extension. Please also provide clear disclosure that this is different from the traditional SPAC.

You may contact Peter McPhun at (202) 551-3581 or Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at (202) 551-3356 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Matthew Pacey